

Mail Stop 3030

May 2, 2017

Via E-mail
Nicholas C. Gangestad
Chief Financial Officer
3M Company
3M Center
St. Paul, MN 55144

      Re: 3M Company
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 9, 2017
              File No. 001-03285

Dear Mr. Gangestad:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fourth-quarter 2016 sales and operating results, page 18

1.   In the bullet-point discussions of the changes in your fourth quarter business segment and geographic sales, you discuss only the change in organic local-currency sales, a non-GAAP measure, without also discussing the change in the comparable GAAP sales. We note similar discussions in the second paragraph on page 20 for the 2016 business segment sales and within the fourth paragraph of your earnings release in the Form 8-K dated April 25, 2017. These presentations appear to give greater prominence to the non-

GAAP measures than to the comparable GAAP measures which are inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Net debt (non-GAAP measure), page 42

2. Please revise future filings to provide a discussion of the reasons why management believes the presentation of each non-GAAP measure, including the measures Net Debt and Free Cash Flows presented on page 48, provides useful information to investors regarding your financial condition and results of operations. Please refer to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery